January 13, 2017

Ms. Stephanie L. Sullivan
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:     Federal Home Loan Mortgage Corporation
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 18, 2016
File No. 001-34139

Dear Ms. Sullivan:

This letter is in response to the Staff’s letter of comment dated December 29, 2016, with respect to the above referenced report. Below are Freddie Mac’s responses to the Staff’s comments. For the convenience of the Staff, we have set out each comment in bold font immediately preceding our corresponding response.

Form 10-K for the Fiscal Year Ended December 31, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 11

Effect of Loan Reclassifications, page 16

1.
We note your disclosure of the effect of the reclassification of seriously delinquent single-family mortgage loans from held-for-investment to held-for-sale during the years ended December 31, 2015 and 2014. Specifically, we note that the one of the main effects of the reclassification is the increase in the benefit for credit losses in the amount of $2.3 billion for year ended December 31, 2015, which results in the benefit for credit losses increasing from $351 million to $2.7 billion during 2015. Furthermore, we note per page 9 of your September 30, 2016 Form 10-Q that you recorded an additional $632 million increase in the benefit for credit losses for additional loan transfers to held-for-sale, which resulted in the benefit for credit losses increasing from $497 million to $1.1 billion during the nine months ended September 30, 2016. In each of these cases, the offsetting effects are recorded as other income/(loss) – lower-of-cost-or-fair-value adjustment and other (expense)/income – property taxes and insurance associated with these loans. Please respond to the following:

•
Tell us why under your policy you reverse out the existing provision for credit losses for these seriously delinquent loans upon their transfer to held-for-sale. As part of your response, please tell us whether you considered transferring the amount out of the allowance for loan losses account and into a different valuation allowance and making no adjustments to the income statement line items where these credit losses were originally recorded and adding a separate reconciling item to your allowance for loan loss rollforward.

FASB ASC 310-10-35-49 states that “once a decision has been made to sell loans not previously classified as held for sale, such loans shall be transferred into the held for sale classification and carried at the lower of cost or fair value. At the time of the transfer into the held for sale classification, any amount by which cost exceeds fair value shall be accounted for as a valuation allowance” (emphasis added).

We believe that “cost” should be interpreted to mean the same as “amortized cost.” The FASB defines “amortized cost” in the Master Glossary of the Accounting Standards Codification Manual as the “initial investment in the loan, less cash collected and write-downs, plus yield accredited to date.” Furthermore, we believe that cost is akin to a loan’s “recorded investment,” which the FASB has distinguished from a loan’s net carrying amount (which includes the allowance for loan loss reserve) in ASC 310-10-35-24. As a result, we believe cost for this purpose should exclude the allowance for loan loss reserve. This view is supported by ASC 326-20-35-71, which explicitly states that amortized cost should be reduced by any previous write-offs and should exclude the allowance for loan loss reserve (emphasis added).

It is important to highlight that amounts that are determined to be uncollectible are charged-off (i.e., are write-downs) and reduce a loan’s amortized cost (or recorded investment) under the above definition. FASB ASC 310-10-35-41 states that a charge-off (or write-down) should be recorded to reduce a loan’s amortized cost basis with an offset to the allowance for loan loss reserve when a creditor has determined that the loan (or a portion thereof) is uncollectible. Prior to a loan transfer, a loan should be evaluated to determine whether any portion of it is uncollectible.

1 ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which is effective for Freddie Mac beginning January 1, 2020.

If no portion of the loan is deemed uncollectible, no charge-off is recorded. Any remaining allowance for loan loss reserve will be reversed, with an offsetting benefit recorded to the provision for credit losses. The reversal of the allowance for loan loss reserve and the offset to provision for credit losses is further supported by the pending guidance (i.e., Topic 326) and PricewaterhouseCoopers LLP’s interpretation of that guidance as provided in Chapter 4.3.3.1 of its 2016 Loans and Investments Guide. On the date of transfer (i.e., Day 1), the loan should be remeasured at the lower-of-cost-or-fair value, with a valuation allowance recognized for any excess of the loan’s cost basis over its fair value. The offset to the Day 1 valuation allowance should be included in the determination of net income in the period of transfer.
While we considered the alternative approach of transferring the allowance for loan loss reserve to the valuation allowance, and making no adjustments to the provision for credit losses, we ultimately rejected this approach as the accounting models and measurement basis used to determine the amount of loss (or expense) for held-for-investment loans and held-for-sale loans differ. ASC 310-10-35-13 specifically excludes loans measured at lower-of-cost-or-fair value from the scope of the impairment guidance applied to held-for-investment loans. Furthermore, while the allowance for loan loss reserve considers only probable and incurred credit losses, the fair value of the loan and therefore any resulting valuation allowance will consider a market participant’s view of estimated lifetime credit losses as well as non-credit factors attributable to that loan.
As the accounting models and measurement basis for held-for-investment and held-for-sale loans differ, we believe the presentation of changes in the valuation allowance should not be reflected as a provision for credit losses and therefore should be excluded from the rollforward of the allowance for loan loss reserve. This view is supported by Chapter 10.23 of the AICPA Audit and Accounting Guide for Depository and Lending Institutions, which states that “the valuation allowance used in applying the lower-of-cost-or-fair value is not the same as the allowance for loan loss reserve applied for held-for-investment loans and thus the change should not be reflected as a provision for credit losses in the consolidated statement of operations.” Furthermore, Chapter 8.69 of the same Guide states that recoveries in value of the loan after the transfer date should be accounted for as a change in the valuation allowance, not as an adjustment in the allowance for loan loss reserve (i.e., not a change in the estimate of incurred credit loss).

•
Tell us why you record the incremental adjustment to record the loans at the lower-of-cost or fair value as part of other income/(loss) rather than additional provision for loan losses. As part of your response, please tell us whether you have any knowledge of the amount of the additional write-down to fair value that is driven by credit-related matters, as opposed to interest rates or other non-credit factors.

While ASC 310-10 requires that a creditor recognize impairment by creating an allowance for loan loss reserve, along with a corresponding charge to provision for credit losses, no explicit presentation guidance is provided for loans measured at the lower-of-cost-or-fair value. As a result, judgment must be exercised when determining the appropriate presentation within the statement of comprehensive income. For the reasons stated in our response to the first comment, we do not believe that changes in the valuation allowance should be presented as a provision for credit losses.
As changes in the valuation allowance are fair value-related, we believe the presentation of such changes should be consistent with the presentation of changes in the value of other financial assets (including other held-for-sale loans) measured at fair value. As a result, our policy is to present changes in the valuation allowance as other income. We believe such presentation is appropriate as the fair value and resulting valuation allowance of the loans are influenced by several other factors, in addition to credit. Furthermore, unlike the other-than-temporary impairment model provided in ASC 320- 10-35 for available-for-sale securities, there is no prescriptive requirement that a company separate its valuation allowance into separate credit and non-credit loss components. While we applied judgment in determining the appropriate presentation, we believe that our policy is transparent based on the disclosures provided on pages 16 and 17 of the MD&A in our Form 10-K.
While it may be possible to attribute the valuation allowance into separate credit and non-credit loss components, such information is not readily available and would require significant changes to our internal processes and systems. Furthermore, the portion of the valuation allowance that would be attributable to credit would reflect an estimate of lifetime credit losses rather than incurred losses. As a result, the resulting measurement would be inconsistent with the model prescribed by ASC 310-10-35.

•	We note per Exhibit 99.1 of your Form 8-K filed on November 1, 2016 that you present an Adjusted (Provision)/Benefit for Credit non-GAAP metric where you add back the impact from the reclassification of seriously delinquent single-family mortgage loans. Please tell us whether management uses this information for purposes of analyzing its credit results.

In evaluating the financial performance of the loan portfolio, management does not make a distinction between incurred credit losses on held-for-investment loans and the lower-of-cost-or-fair value adjustments and the gain/(loss) on sale for the held-for-sale loans.
As a result, management considers the Adjusted (Provision)/Benefit for Credit Losses non-GAAP metric when analyzing its financial results. However, for the reasons provided in our response to the first and second comments above, we recognize that this metric is not consistent with GAAP, and therefore have identified it as a non-GAAP metric in our Form 8-K.

When evaluating credit metrics, such as charge-off ratios, management does not consider the lower-of-cost-or-fair value adjustments and the gain/(loss) on sale for loans classified as held-for-sale, as these amounts do not represent the ultimate credit loss on the loans. Furthermore, changes in fair value include factors other than credit and the sale of these loans makes the ultimate credit outcome (i.e., payoff, reperformance, modification, short sale, deed in lieu of foreclosure, foreclosure, etc.) impossible to determine.

•
In light of the significance of these reclassifications on your loss rates and related charge-off statistics, please tell us whether you make internal adjustments to your loss rates to account for the fact that you are selling significant numbers of seriously delinquent loans, but the losses (charge-offs) are not being reflected as a charge-off or credit loss.

For purposes of management’s evaluation of the portfolio’s credit performance, no internal adjustments are made to include these loans in our loss rates or charge-off statistics, as the losses realized from the sale of these loans do not stem solely from credit and the losses do not represent actual “charge-offs” as defined in GAAP. However, we do consider the performance of these loans prior to the point of sale, when developing our probability of default assumptions used to determine our allowance for loan losses for held-for-investment loans.

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If you have any questions about this submission, please contact Timothy Kviz, Vice President – Accounting Policy and External Financial Reporting (703-714-3800).
Sincerely,

/s/ James G. Mackey
Executive Vice President – Chief Financial Officer

cc:	Mr. Donald H. Layton, Chief Executive Officer
Ms. Carolyn H. Byrd, Audit Committee Chairman
Mr. John Oliver, Partner, PricewaterhouseCoopers LLP
Mr. Nicholas Satriano, Chief Accountant, Federal Housing Finance Agency